SEC FILE NUMBER: 000-50159
                                                CUSIP NUMBER:

                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING

(Check One):  [ ] Form 10-K and Form 10-KSB  [ ] Form 11-K
              [ ] Form 20-F                  [X] Form 10-Q and Form 10-QSB
              [ ] Form N-SAR

              For Period Ended: SEPTEMBER 30, 2004

              [ ] Transition Report on Form 10-K
              [ ] Transition Report on Form 20-F
              [ ] Transition Report on Form 11-K
              [ ] Transition Report on Form 10-Q
              [ ] Transition Report on Form N-SAR
              For the Transition Period Ended:____________________________


Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

______________________________________________________________________________

PART I - REGISTRANT INFORMATION


  IMEDIA INTERNATIONAL, INC.
______________________________________________________________________________
Full Name of Registrant


______________________________________________________________________________
Former Name if Applicable

  1721 TWENTY-FIRST STREET
______________________________________________________________________________
Address of Principal Executive Office (Street and Number)


  SANTA MONICA, CALIFORNIA     90293
______________________________________________________________________________
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


[X]   |  (a)  The reasons described in reasonable detail in Part III of this
      |       form could not be eliminated without unreasonable effort or
      |       expense;
[x]   |  (b)  The subject annual report, semi-annual report; transition report
      |       on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof,
      |       will be filed on or before the fifteenth calendar day following
      |       the prescribed due date; or the subject quarterly report of
      |       transition report on Form 10-Q, or portion thereof will be filed
      |       on or before the fifth calendar day following the prescribed due
      |       date; and
[ ]   | (c)   The accountant's statement or other exhibit required by Rule
      |       12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets If Needed)

         The Registrant's Form 10-QSB, for the quarter ended September 30, 2004, could not be filed within the prescribed time period because certain information and data relating to and necessary for the completion of the Registrant's financial statements and management's discussion and analysis of financial condition and results of operations could not be obtained by registrant within such time period without unreasonable effort or expense.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Frank Unruh                (310)        453-4499
     ____________________________________________________________________
     (Name)                  (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If
     answer is no, identify report(s).                      [x] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
     portion thereof?                                       [x] Yes   [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made [only you know can answer this but if there will be a significant change then you must check yes and tell what it is and the reason.

     As a consequence of the Registrant's acquisition of the assets of Hollywood Previews, Inc. during August 2003, as reported in the Registrant's Current Report on Form 8-K filed September 15, 2003, the Registrant anticipates including in its financial statements and in management's discussion and analysis of financial condition and results of operations, of those acquired assets. As a result, of including this information in its financial results, the Registrant anticipates that, for the three months ended September 30, 2003 versus 2004, revenue will increase from approximately $118,500 to approximately $756,794, and net losses from continued operations will increase from approximately $943,317 to $1,271,525.




                    IMEDIA INTERNATIONAL, INC.
          _____________________________________________
           (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: November 12, 2004                    By   /s/ Frank Unruh
                                          ----------------------------------
                                           Frank Unruh
                                           Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


ATTENTION



Intentional Misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).